

BATCHER, ZARCONE & BAKER, LLP

ATTORNEYS AT LAW

SOUTH BAY OFFICE
4190 BONITA ROAD, SUITE 205
BONITA, CALIFORNIA 91902

TELEPHONE: 619.475.7882
FACSIMILE: 619.789.6262

KAREN A. BATCHER
kbatcher@bzblaw.com

ADDITIONAL SAN DIEGO OFFICES

June 1, 2006

Ms. Ekaterina Popoff, President
Wildon Productions, Inc.
702-3071 Glen Drive,
Coquitlam, B.C. V3B 7R1

Re: Legal Opinion Pursuant to SEC Form SB-2
Registration Statement – Wildon Productions, Inc.

Dear Ms. Popoff:

I hereby consent to the reference to my name in the Registration Statement under the caption "Legal Matters" and to the use of my legal opinion dated June 1, 2006 as an exhibit to the Registration Statement. In giving this consent, I do hereby admit that I come within the category of a person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the general rules and regulations thereunder.

Regards,

BATCHER ZARCONE & BAKER, LLP

Karen A. Batcher, Esq.

MAILING ADDRESS
4252 BONITA ROAD, #151 • BONITA, CALIFORNIA • 91902